Exhibit (e)(18)
COMPANY CONFIDENTIAL
NOT TO BE DISTRIBUTED TO NON-PARTICIPANTS
MERIDIAN GOLD
EXECUTIVE
BONUS PLAN
Purpose
The primary purpose of the Meridian Gold Executive Bonus Plan is to tie the performance of each Vice President and the CEO/President to the business objectives and focus on achievement of “The Great Eight” business objectives. The approach requires alignment of business objectives from the top of the organization down to each department and individual. In order to accomplish the goals senior management has identified key drivers of financial performance.
The objectives of the reward system are:
-	Directly integrate with the Financial Business Goals on an annual basis.

-	Engage all Employees in the efforts to build a strengths based organization.

-	Work in concert with other Meridian bonus programs, both the Great 8 and those at operational levels in the organization in order to reinforce and accelerate the successes of these programs.

-	Reward current performance using the philosophy of superior compensation for superior performance.

-	Create a motivational tool for future performance.
The Meridian Gold Executive Bonus Plan is a variable cash-based incentive plan designed to focus management attention on performance factors important to the continued success of the Company overall. Achievement of high standards of performance should be rewarded financially and conversely, significant compensation should be at risk for failing to achieve expected standards.
The opportunity to earn compensation, in addition to base salary, is an integral part of our total compensation approach. The Meridian Gold Executive Bonus Plan serves as a direct link between a participant’s compensation and the participant’s individual performance, of a business unit or the Company overall.

Highlights of the Executive Bonus Plan
All members of the Meridian Gold Leadership Team are eligible to participate in the bonus plan. They must be nominated by the CEO and approved by the Board.
Business performance targets for this plan will be those approved by the Board. These targets are set in areas that require focus and emphasis in the current year, including actions intended to execute longer-term strategies. Performance is rigorously measured against the targets, objectives and on an overall basis.
Individual “Stretch Objectives” are set in areas that require significant effort beyond the norm for a given position. The Stretch Objectives are to be additive in nature to a given position within the program. For the Executive Vice President and the CEO/President, the individual component is a roll-out up score.
Target incentive compensation is over and above base salary. It is a function of the annual results; with both the individual Stretch Objectives and the Company performance targets being measured separately.
Actual bonus awards may range from zero to 200 percent of target. The target incentive for all Vice Presidents will be set at 40%. The CEO/ President’s target incentive is set at 50%. For Vice Presidents, all awards will be determined by weighting individual Stretch objectives at 40% of the employee target and Company performance targets at 60% of the employee target. For the CEO/President, all awards will be determined by weighting individual Stretch objectives at 25% of the employee target and Company performance targets at 75% of the employee target.
Incentive awards are not guaranteed. The plan provides an opportunity for the participant to earn a bonus.
Plan Participants: Eligibility and Participation
Participants are the members of the Leadership Team in a position to significantly affect the performance of our Company (Vice Presidents and CEO/President).
Only those participants who are full-time employees at the end of the incentive period are eligible to receive an award except as otherwise provided herein or in separate contractual agreements.
A participant is made eligible because his/her position in the Company has a significant influence on the performance of their business units and Meridian Gold.
Participants must meet the eligibility requirements specified above and be selected by the Board. Individual participation requires Board approval. Generally, payment of an award is made only if the participant is an employee at year-end, usually in the first quarter for the preceding year. However, prorated payments are made to participants who take normal retirement or to survivors in the case of death of the participant. In addition, in the event of a partial year of service due to reduction of force or reorganization of the Company, the Board will consider making a partial payment to the affected employees at the time of the normal bonus award. Normal calculation procedures are used. The prorated share is paid at the same time that active participants receive their awards.
Setting Individual Stretch Objectives
Keys to an effective and equitable incentive plan are the quality, realism, and challenge of the targets and objectives. In setting these, we focus on high standards, achievement of “The Great Eight,” continuous improvement, and participant involvement.
Stretch Objectives are set annually. They are intended to be supportive of realizing “The Great Eight”. These stretch objectives are important to the individual employee and may be directly related to an employee’s performance objectives. For example, these objectives could include such areas as project completion, exploration, new system utilization or cost reduction.
Participants and their manager mutually agree to Stretch Objectives. Participants will recommend the Stretch Objectives including a weighting of that objective. Most participants should have three to five Stretch Objectives planned for each plan year. In some cases it may make sense to write two to three objectives during the first half of the year with a plan to write and submit two to three to the executive team at mid year for completion in the second half of the year.
Stretch Objectives should state results required in a measurable manner. In some cases, measurement of results cannot be quantified. When this is the case there needs to be a clear statement of measurement criteria. For example, if the objective is to complete a project, success is not determined primarily by the project being completed on time, but rather, the quality of the project. This objective needs to lie out the criteria that will be used to determine quality.
-	Stretch Objectives need to be stated in measurable terms and include timing.

-	Stretch Objectives need to identify specific results and not restate position responsibilities.

-	Stretch Objectives need to require effort above and beyond what is expected to successfully perform the duties in an employee’s position.
Stretch Objectives are not normally changed during the year. Changes will be considered in the case where a participant changes positions or the company targets are changed.
When assigning a weighting to each Stretch Objective the following items should be considered:

-	The significance of the stretch Objective to the overall Company results.

-	Degree of difficulty or additional effort required.

-	Degree to which the participant needs to perform beyond the traditional responsibilities of their position.

-	Degree to which results impact the professional development of the broader Reno staff.
For the Executive Vice President and the CEO/President, the individual component of their bonus is a roll-up of the Vice Presidents who directly report to him/her. It is composed of the average of the individual ratings scores for the individual Stretch Objectives of each Vice President who directly reports into the Executive Vice President or the CEO/President.
All executive bonuses are reviewed and approved by the Board.
Guidelines for Objective Setting and Evaluation
Each participant submits strategic performance objectives in writing to his/her manager. Performance objectives are based on the major responsibilities assigned to the individual and are related to the Company’s strategic and overall performance objectives — “The Great Eight” pillars.
These objectives should be documented, along with the results expected and measurements to be used. In rating performance, achievement of objectives, overall job performance, response to unplanned major events and contributions to the overall management team are all to be considered. Performance is rated using the entire zero to two spectrum. Guides for performance rating are provided.
Objectives should state results required ensuring that the performance can be measured (timing, specific achievements, etc) and be realistic.
These objectives are normally not changed during the year. In unique circumstances, a bonus target could be petitioned for change, but more likely, it will be evaluated in light of the unusual mitigating circumstances.
Weighting of Objectives for Individual and Company
Within the company performance factor, performance measures are weighted depending on their relative contribution to Meridian at a particular time. These weightings are also determined by the Board.
In determining the performance weighting, the following are considered:
-	The accomplishment of annual objectives and the significance of those objectives to overall Company results.

-	Degree of difficulty of the objectives.

-	Overall performance of major responsibilities including self-development.

-	Performance in response to unanticipated circumstances or opportunities.

-	Contributions to the management team and important Company initiatives.

-	Each objective will be scored independently.

-	Certain objectives may be contained measurements that will predetermine a multiple result.
Guidelines for Evaluating Individual and Corporate Objectives

Multiple	Description
0	Failed to meet the objective, no unusual circumstances limited performance.

0 <. 5	Failed to meet the objective fully or achievement was considered less than standard. Met objective, but focus caused unsatisfactory performance of core job responsibilities.

.5 < .8	Met the objective satisfactorily in most categories, but did not complete the full objective. Met objective, but resulted in lower performance of core job responsibilities.

.8 < 1.2	Met the objective satisfactorily in all critical categories or overcame unusual circumstances and achieved significant progress. Work toward objective completion did not diminish performance in core job responsibilities.

1.2 < 1.6	Met objective targets and in some cases exceeded original objective. Work toward objective completion did not diminish performance in core job responsibilities.

1.6 < 2.0	Exceeded all objective targets. Completed a major breakthrough, significant milestone or overcame previously considered insurmountable barrier to completion. Work toward objective completion did not diminish performance in core job responsibilities. By definition this designation is very difficult to achieve.
The direct manager will review individual objectives semi-annually. Company objectives will be summarized and disseminated to all bonus participants annually.
Target Incentive
Target incentive represents a specific percentage of a participant’s base salary. The target establishes the cash incentive opportunity for a performance of 1.0. Target incentive percentages are established to ensure a competitive total compensation opportunity. Higher incentive percentages at higher responsibility levels are consistent with the competitive practice of placing more of the higher level manager’s total compensation at risk.
Other considerations
The following are additional considerations to be taken into account:

-	Eligible employees who terminate before the end of the Plan period will not receive an award.

-	Only actual base salary will be used in the calculation. Starting bonuses, housing allowances, other bonuses received, etc. will not be included in the bonus calculation.

-	In the event of death, retirement, disability, or transfer from one Meridian Gold business unit to another during the year, the participant or beneficiary may qualify for a prorated or full award, based upon the number of months the participant was employed and included in the plan during the plan year and the specific circumstances of that individual. This will be determined on a case-by-case basis by the executive management team.

-	Awards will be paid within 90 days of Meridian Gold’s year-end following Board of Directors approval at the February Board Meeting.
Program termination
The plan is expected to be in effect from January 1, through December 31 of each year. This plan can be modified or terminated at any time at the sole discretion of Meridian Gold Company. The plan does not imply any contractual obligation or commitment on behalf of Meridian Gold and is not an employment contract.
Program Administration
The Executive Bonus Program is coordinated and administered by the Corporate Human Resources Department. The Board of Directors has authority over the program and may revise portions of the bonus plan or alter the plan as warranted by business conditions.

Bonus Calculation — Example
By combining the target incentive with the rating summary of the individual Stretch Objectives and the assigned weighting. The individual portion of the bonus payment is derived.
By adding the Company performance target results to the individual portion the total bonus payment is derived.
Bonus Calculation for a Vice President making $150,000 per year.
Individual Stretch Objective Portion (40%)

Objective
Multiple	X	Weighting	X	Year-End Rating	=	Payout
Objective 1		40%		1.5		.60
Objective 2		40%		1.5		.60
Objective 3		20%		0.0		.00

		100%				1.20
Base pay X Target Bonus X Individual Percent X Performance Achieved
$150,000 x 40% x 40% X (.4 x 1.5 = .60 + .4 x 1.5 = .60 + .20 x .0 =0 = 1.20) = $28,800
Company Objective (60%)

Objective
Multiple	X	Weighting	X	Year-End Rating	=	Payout
Objective 1		33.3%		0.0		0
Objective 2		33.3%		0.0		0
Objective 3		33.3%		1.0		.333

		100%				.333
Base Pay X Target Bonus X Company Percent X Performance Achieved
$150,000 x 40% x 60% x (0 x .333 = 0 + 0 x .333 = 0 + 1 x .333 = .333) = $11,988
Individual Portion + Company Portion
$28,800 + $11,988 = $40,788 Bonus Payout
The 1.0 target multiple corresponds to business or individual results that are judged to have a 50-50 chance of being achieved. This level represents a competitive incentive compensation opportunity. The lower limit of 0 preserves the participant’s base salary and other compensation. The 2.0 limit protects against unanticipated windfalls and the inexactitude of the target setting process. It assures our shareholders that compensation will be competitive but will not be excessive.